Exhibit 99.1

Sundial to Participate in Alliance Global Partners Virtual Event

CALGARY, AB, Sept. 3, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial") today announced that it will participate in a virtual event as part of Alliance Global Partners' Consumer Cannabis Conference.

Zachary George, Chief Executive Officer of Sundial, will take part in one-on-one sessions on September 29, 2020.

Alliance Global Partners Virtual Consumer Cannabis Conference is a virtual conference of 25 leading companies in the cannabis and CBD industries from around the world. All meetings will be conducted virtually via one-on-one sessions throughout the day. The event will also feature former U.S. Speaker of the House of Representatives, John Boehner, as the keynote speaker. For more information on the conference please visit www.allianceg.com/events.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space available for cultivation.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2020/03/c8894.html

%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 17:31e 03-SEP-20